Emo Capital Corp.

115 He Xiang Road, Bai He Village, Qing Pu,

Shanghai, China, 200000

Tel: 949 419 6588

Emocapitalcorp@gamil.com

April 14, 2015

VIA EDGAR

Mr. Patrick Gilmore

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re: Emo Capital Corp.

Form 10-K for the Fiscal Year Ended July 31, 2014

Filed October 16, 2014

File No. 000-54291

Dear Mr. Gilmore:

This cover letter is a response to the comment letter sent by the United States Securities and Exchange Commission on February 20, 2015. Below are comments regarding the issues raised in the comment letter:

Report of Independent Registered Public Accounting Firm, Page F-2

1.	We amend our Form 10-K and the predecessor’s audit report that covers the July 31, 2013 financial information is now included in our Form 10-K.

2.	The audit report is now revised and audited based on auditing standards established by the PCAOB to comply with Rule 2-02 of Regulation S-X and the interpretive guidance in SEC Release 34-49708

3.	By considering the guidance in AU Section 341, our auditor has revised the audit report and included a going concern explanatory paragraph in new audit report.

Emo Capital Corp. acknowledges that

•	should the Commission or the staff; acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its fill responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call us at 949 419 6588.

Yours truly,

/s/ Juanming Fang

Juanming Fang

Chief Executive Officer